03011583

SECURITIES [...] MISSION
Washington, D.C. 20549

RECEIVED MAR - 3 2003 SEC MAIL PROCESSING WASH, D.C. 181 SECTION

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SEC FILE NUMBER
8-34573

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING: **January 1, 2002** (MM/DD/YY) AND ENDING **December 31, 2002** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Central Discount Stockbrokers, Inc

dba **Central Discount Brokers, Inc.**

Signature: [signature]

Title: President

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4025 Automation Way, Building D-1
(No. and Street)

Fort Collins	**CO**	**80525**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles J. Gogela **(970) 223-4164**
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anderson & Whitney, P.C.
(Name — *if individual, state last, first, middle name*)

5801 West 11th Street, Suite 300	**Greeley**	**CO**	**80634-4813**
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

BB 3/19

OATH OR AFFIRMATION

I, Charles J. Gogela, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Central Discount Brokers, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Charles J Gogela, President

Subscribed and sworn to before me this 25 day of Feb, 2003 in the county of Larimer, state of Colorado.

Suzanne Sharkey
Notary Public

SUZANNE M. SHARKEY NOTARY PUBLIC STATE OF COLORADO

My Commission Expires 09/13/2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Control Structure.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CENTRAL DISCOUNT BROKERS, INC.

FINANCIAL STATEMENTS

Years Ended December 31, 2002 and 2001

ANDERSON & WHITNEY

TABLE OF CONTENTS

This page is intentionally left blank.

ANDERSON & WHITNEY

A Professional Corporation of
Certified Public Accountants

Independent Auditors' Report

Board of Directors
Central Discount Brokers, Inc.
Fort Collins, Colorado

We have audited the accompanying statements of financial condition of Central Discount Brokers, Inc. as of December 31, 2002 and 2001 and the related statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Central Discount Brokers, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information section, presented for the purposes of additional analysis, is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Anderson & Whitney, P.C.

January 16, 2003

5801 West 11th Street • Suite 300
Greeley, Colorado 80634-4813

(970) 352-7990
FAX (970) 352-1855

CENTRAL DISCOUNT BROKERS, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31	2002	2001
ASSETS		
Cash	$ 107,137	$ 116,090
Deposits with Clearing Organization	15,000	15,000
Receivables:		
Commissions	27,078	29,322
Interest	1,508	1,945
Prepaid Expenses	780	1,185
Deferred Income Taxes	1,907	1,907
Furniture and Equipment, net of accumulated depreciation of $30,884 and $23,896, respectively	41,223	14,356
Other Deposits	400	400
TOTAL ASSETS	$ 195,033	$ 180,205
LIABILITIES		
Accounts Payable	$ 2,085	$ 3,216
Accrued Salaries	9,448	10,815
Payroll Taxes Payable	235	976
Clearing Charges Payable	7,807	8,256
Other Accrued Expenses	335	335
Notes Payable	20,497	-
Total Liabilities	40,407	23,598
STOCKHOLDER'S EQUITY		
Common Stock, no par, 100,000,000 shares authorized; 27,693,944 shares issued and outstanding	197,682	197,682
Retained Earnings (Deficit)	(43,056)	(41,075)
Total Stockholder's Equity	154,626	156,607
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 195,033	$ 180,205

See Accompanying Notes to Financial Statements.

CENTRAL DISCOUNT BROKERS, INC.

STATEMENTS OF STOCKHOLDER'S EQUITY

Years Ended December 31, 2001 and 2002	Common Stock Shares	Common Stock Amount	Retained Earnings (Deficit)	Total
Balance, January 1, 2001	27,693,944	$ 197,682	$ 3,190	$ 200,872
Net loss for the year ended December 31, 2001	-	-	(44,265)	(44,265)
Balance, December 31, 2001	27,693,944	197,682	(41,075)	156,607
Net loss for the year ended December 31, 2002	-	-	(1,981)	(1,981)
Balance, December 31, 2002	27,693,944	$ 197,682	$ (43,056)	$ 154,626

See Accompanying Notes to Financial Statements.

CENTRAL DISCOUNT BROKERS, INC.

STATEMENTS OF OPERATIONS

Years Ended December 31	2002	2001
Revenue:		
Commissions	$ 285,661	$ 403,638
Interest	23,549	34,106
Other	10	-
Total Revenues	309,220	437,744
Expenses:		
General and administrative	212,291	358,382
Clearing charges	86,911	112,904
Depreciation	11,946	8,253
Loss on sale of assets	53	2,470
Total Expenses	311,201	482,009
Loss Before Income Taxes	(1,981)	(44,265)
Income Taxes (Benefit)	-	-
Net Loss	$ (1,981)	$ (44,265)

See Accompanying Notes to Financial Statements.

CENTRAL DISCOUNT BROKERS, INC.

STATEMENTS OF CASH FLOWS

Years Ended December 31	2002	2001
Cash Flows from Operating Activities:		
Cash received for commissions	$ 287,915	$ 411,691
Cash paid to:		
Suppliers and clearing firm	(166,411)	(234,205)
Employees and independent contractors	(135,838)	(249,447)
Interest received	23,986	35,107
Interest paid	(236)	-
Net Cash Provided (Used) by Operating Activities	9,416	(36,854)
Cash Flows from Investing Activities:		
Acquisition of furniture and equipment	(1,405)	(8,906)
Net Cash Used by Investing Activities	(1,405)	(8,906)
Cash Flows from Financing Activities:		
Principle payments on notes payable	(16,964)	-
Net Cash Used by Financing Activities	(16,964)	-
Net Decrease in Cash	(8,953)	(45,760)
Cash and Cash Equivalents, Beginning of Year	116,090	161,850
Cash and Cash Equivalents, End of Year	$ 107,137	$ 116,090

Reconciliation of Net Loss to Net Cash Provided (Used) by Operating Activities:		
Net loss	$ (1,981)	$ (44,265)
Adjustments:		
Depreciation	11,946	8,253
Loss on sale of assets	53	2,470
(Increase) decrease in:		
Commissions receivable	2,244	8,053
Interest receivable	437	1,001
Other receivables	-	262
Prepaid expenses	405	(692)
Other deposits	-	440
Decrease (Increase) in:		
Accounts payable	(1,131)	(1,264)
Accrued salaries	(1,367)	(3,636)
Payroll taxes payable	(741)	(1,365)
Clearing charges payable	(449)	(5,896)
Other accrued expenses	-	(215)
Net Cash Provided (Used) by Operating Activities	$ 9,416	$ (36,854)
Supplemental Schedule of Noncash Financing and Investing Activities:		
Fixed asset purchased in exchange for note payable	$ 37,461	$ -

See Accompanying Notes to Financial Statements.

CENTRAL DISCOUNT BROKERS, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - Summary of Significant Accounting Policies:

The accounting and reporting policies of Central Discount Brokers, Inc. (the Company), dba Central Discount Stockbrokers, Inc., conform to accounting principles generally accepted in the United States. The following summary of significant accounting policies is presented to assist the reader in evaluating the Company's financial statements.

Nature of Operations:

The Company is a discount broker in securities operating in Fort Collins, Colorado. The Company's customers are primarily located in Northern Colorado.

Commissions Receivable:

The Company uses a clearing organization to transact its customers' trades. Commissions earned on these trades are paid to the Company by the clearing organization on a monthly basis. Commissions receivable represent commissions that are due primarily from the clearing organization.

Furniture, Equipment and Depreciation:

Furniture and equipment are recorded at acquisition cost or fair market value at time of contribution. Depreciation is computed using accelerated methods over the assets' estimated useful lives.

Income Taxes:

Deferred tax liabilities or assets, net of any applicable valuation allowance for deferred tax assets, are recognized for the estimated future tax effects attributable to tax carryforwards.

Investment credits are accounted for as a reduction of income tax expense in the years they are available for use under the flow-through method.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

CENTRAL DISCOUNT BROKERS, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 2 - Operating Lease:

The Company leased office space under an agreement requiring monthly payments of $1,838 through September 2001. In addition, the Company paid a pro rata share of any increase in the operating expenses. In September 2001, the Company began leasing office space in a property partially owned by the Company's majority stockholder. The monthly rental payments are $2,000 and continue on a month-to-month basis. Total rent expense for 2002 and 2001 was $22,500 to the related party and $27,556 (including $12,000 to the related party), respectively.

NOTE 3 - Income Taxes:

Years Ended December 31	2002	2001
Current income tax expense	$ --	$ --
Deferred income tax expense (benefit)	--	--
Income Tax Expense (Benefit)	$ --	$ --

At December 31, 2002, net operating loss carryforwards of $56,902 and capital loss carryforwards of $6,772 are available to offset future earnings and capital gains and expire in various amounts through the year 2022 and 2003, respectively.

Amounts of deferred tax assets are as follows:

December 31	2002	2001
Deferred tax asset related to capital loss carryforwards and net operating loss carryforwards	$ 12,308	$ 11,572
Valuation allowance	(10,401)	(9,665)
Net Deferred Tax Asset	$ 1,907	$ 1,907

Realization of the deferred tax asset is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. The amount of the net deferred tax asset considered realizable could change in the near term if estimates of future taxable income during the carryforward period change.

CENTRAL DISCOUNT BROKERS, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 4 - Notes Payable:

December 31	2002	2001
Note payable in monthly installments of $700 with interest at 1.9%, final payment due June 2005, collateralized by a vehicle.	$ 20,497	$ --

The majority stockholder advanced the Company $13,000 during 2002 in connection with a vehicle purchase. This advance was repaid prior to December 31, 2002.

NOTE 5 - Regulatory Requirements:

The Company is required to maintain a minimum net capital, as defined under Rule 15c3-1 of the Securities Exchange Act of 1934. Net capital may fluctuate on a daily basis. At December 31, 2002 and 2001, the Company had net capital of $103,991 and $132,504, respectively, and the minimum net capital requirement was $50,000.

NOTE 6 - Concentration of Credit Risk:

At December 31, 2002, the Company had a cash balance of $107,037 with a bank located in Fort Collins, Colorado. The total cash balance is insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000.

SUPPLEMENTARY INFORMATION

ANDERSON & WHITNEY

A Professional Corporation of
Certified Public Accountants

Independent Auditors' Report on Internal Control

Board of Directors
Central Discount Brokers, Inc.
Fort Collins, Colorado

In planning and performing our audit of the financial statements of Central Discount Brokers, Inc. (the Company) for the year ended December 31, 2002, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- making the quarterly securities examinations, counts, verifications and comparisons
- recordation of differences required by rule 17a-13
- complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

5801 West 11th Street • Suite 300
Greeley, Colorado 80634-4813

(970) 352-7990
FAX (970) 352-1855

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment, accounting system and control procedures and their operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Central Discount Brokers, Inc. for the year ended December 31, 2002, and this report does not affect our report thereon dated January 16, 2003.

An effective internal control structure should have an adequate segregation of duties among the employees so that a system of checks and balances is established. The primary accounting functions of the Company are performed by one person (the majority owner) and appropriate supervision is not available. We realize it is difficult to segregate duties when there is a limited number of employees. However, we believe that it is important that management be aware that whenever a limited number of people are in control of the accounting function, there is a greater risk that errors or other irregularities, either intentional or unintentional, will occur and not be detected in a timely manner.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except for the material weakness described above, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Anderson + Whitney, P.C.

January 16, 2003

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Central Discount Brokers, Inc. as of December 31, 2002

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 154,626	3480
2.	Deduct ownership equity not allowable for Net Capital 19			(—)	3490
3.	Total ownership equity qualified for Net Capital			154,626	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			—	3520
	B. Other (deductions) or allowable credits (List)			—	3525
5.	Total capital and allowable subordinated liabilities			$ 154,626	3530
6.	Deductions and/or charges: 17				
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 50,635	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(50,635)	3620
7.	Other additions and/or allowable credits (List)			103,991	3630
8.	Net capital before haircuts on securities positions 20			$	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities 19		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	( )	3740
10.	Net Capital			$ 103,991	3750

OMIT PENNIES

Nonallowable assets (line 3540):

Petty cash	$ 100
Commissions receivable	6,225
Prepaid expenses	780
Deferred income taxes	1,907
Furniture and equipment, net	41,223
Other deposits	400
	$ 50,635

Explanatory Note:

The Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 was not included as the Company is exempt from such under provisions of Rule 15c3-3.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Central Discount Brokers, Inc. as of December 31, 2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)			$ 2,694	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 50,000	3758
13.	Net capital requirement (greater of line 11 or 12)			$ 50,000	3760
14.	Excess net capital (line 10 less 13)			$ 53,991	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19) 22			$ 99,950	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.1. liabilities from Statement of Financial Condition			$ 40,407	3790
17.	Add:				
	A. Drafts for immediate credit 21	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	c. Other unrecorded amounts (List)	$	3820	$	3830
19.	Total aggregate indebtedness			$ 40,407	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 38.9	3650
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ N/A	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$ N/A	3880
24.	Net capital requirement (greater of line 22 or 23)	$ N/A	3760
25.	Excess net capital (line 10 less 24)	$ N/A	3910
26.	Net capital in excess of:		
26.	5% of combined aggregate debit items or $120,000	$ N/A	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

CENTRAL DISCOUNT BROKERS, INC.

Reconciliation of Audited and Unaudited Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2002

No differences exist between the net capital as reported in the Company's Part IIA (Unaudited) Focus Report and the net capital as reported in the accompanying audited financial statements.